Exhibit 99.1

ADHEREX REPORTS RECENT DEVELOPMENTS AND FIRST QUARTER MARCH 31, 2012 FINANCIAL RESULTS

Research Triangle Park, NC, May 11, 2012 - - Adherex Technologies Inc. (TSX:AHX, Pink Sheets: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported its financial results and recent developments for the first quarter ended March 31, 2012. All amounts are in U.S. dollars unless otherwise specified.

Recent Developments

•	Eniluracil Phase 2 Study Update - Enrollment in the Company's Phase II clinical trial for Metastatic Breast Cancer comparing the oral regiment of eniluracil + 5-Fluorouracil (5-FU) and leucovorin (Treatment Arm 1; n=80) versus Capecitabine (Xeloda®)(Treatment Arm 2; n=60) commenced on April 27, 2011. Patients who have disease progression in Arm 2 may crossover to take eniluracil plus 5-FU and leucovorin (Treatment Arm X). The eniluracil plus 5-FU and leucovorin regimen has been generally well-tolerated and shown activity in both Arm 1 and Arm X. To date, 114 of the 140 patients have enrolled in the trial and enrollment is expected to be completed during the third calendar quarter of 2012 and final data for progression-free survival to be available by the first quarter of 2013. The statistical comparison of Treatment Arms 1 and 2 will occur after the study has been completed.

•	Annual Meeting of Shareholders - Adherex would like to invite all shareholders to attend its Annual General and Special Meeting on Tuesday, June 12, 2012 at 11 am at 623 Madison Avenue, Suite 2601, New York City, New York, USA.

“We continue to make steady progress on our enrollment objectives in our Phase 2 clinical study for Metastatic Breast Cancer. We look forward to completing enrollment during the third quarter of 2012 and updating you on the results in the coming quarters,” said Mr. Rosty Raykov, Chief Executive Officer of Adherex.

Financial Update

The Company reported a net loss from operations of $0.6 million excluding the $3.3 million non-cash gain on derivatives for the first quarter ended March 31, 2012, compared to a net loss from operations of $1.0 million excluding the non-cash gain of $5.7 million in the same period in 2011. The decrease in the net loss from operations excluding the non-cash impact of derivatives is primarily due to a reduction in general and administrative expenses. In the comparable period in 2011, general and administrative expenses included costs associated with the March 2011 Rights Offering.

Research and development expenses totaled $0.3 million for the first quarter ended March 31, 2012, as compared to $0.3 million in the same period in 2011.

Cash and cash equivalents totaled $4.7 million at March 31, 2012, compared to $5.3 million at December 31, 2011. At March 31, 2012, the Company had working capital totaling approximately $4.3 million compared to $5.0 million as of December 31, 2011.

The selected financial data presented below is derived from our unaudited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended March 31, 2012 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

Interim Consolidated Balance Sheets:	March 31, 2012	December 31, 2011
Assets:
Cash and cash equivalents	$4,719	$5,297
Other current assets	38	54
Total assets	$4,757	$5,351

Liabilities and stockholders’ deficiency:
Current liabilities	$412	$394
Derivative liabilities	1,750	5,077
Other long-term liabilities	-	-
Total stockholders’ deficiency	2,595	(120)
Total liabilities and stockholders’ deficiency	$4,757	$5,351

Consolidated Statements of Operations:

	March 31, 2012	March 31, 2010

Revenue	$-	$-

Operating expenses:
Research and development	296	315
Impairment of Capital Assets	—	—
(Gain) on Deferred Lease Inducements	—	—
General and administrative	320	706

Loss from operations	(616)	(1,021)

Other income	(4)	4
Unrealized gain on derivatives	3,327	5,680
Interest income	8	6

Net income (loss) and comprehensive income (loss)	$2,715	$4,669
Basic net income (loss) per common share	$0.11	$0.23

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2011. Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144